FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February,2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

GRUPO FINANCIERO BITAL

2002 ANNUAL RESULTS –HIGHLIGHTS

* HSBC Holdings plc (HSBC) completed the acquisition of Grupo Financiero Bital (GFBital) on 25 November 2002.

* The price paid for shares tendered to HSBC was US$1,135 million.

* Prior to year-end, HSBC subscribed for additional capital totalling US$800 million, which resulted in ownership of 99.8 per cent of GFBital at 31 December 2002.

* This additional capital was used to strengthen GFBital‘s balance sheet and bolster reserves in line with local and international standards. GFBital reported a full year net loss of MXP6,575 million for 2002.^

* The total capital ratio at year-end 2002 was 10.96 per cent for Banco Internacional, the principal subsidiary of GFBital.

^ Within the HSBC Holdings plc 2002 consolidated financial results, which will be published on 3 March 2003, GFBital will provide a small positive contribution to earnings, reflecting December results post-acquisition. The losses referred to above arose pre-acquisition and therefore were reflected in the opening balance sheet acquired by HSBC.

Comment from the Chief Executive Officer:

Sandy Flockhart, GFBital‘s Chief Executive Officer, said: "I am pleased with the pace of integration to date. We have already made progress in implementing within GFBital some of the HSBC Group standards in risk management, internal control, and expense discipline which will benefit this institution in 2003. Our challenge is to instill these standards while maintaining the sales culture and positive business momentum which has been the trademark of GFBital.

"GFBital‘s full year 2002 results include the financial strengthening exercise undertaken by HSBC upon acquisition, which was funded by a US$800 million capital injection. These results are entirely consistent with HSBC‘s expectations from our due diligence process in July through completion of the tender offer process in November. As a consequence of the recapitalisation, Banco Internacional, the principal subsidiary of GFBital, reported a capital adequacy ratio of 10.96 per cent at year-end 2002, which exceeded the 10.00 per cent target established by the Mexican regulators.

"Many of the underlying financial trends within GFBital are promising. Core customer deposits increased 15 per cent and local market share rose by 1 per cent from a year ago. Fees and commissions rose 16 per cent in 2002 compared with the year ended 31 December 2001 due to higher transaction volumes and new customers. The profitability of our insurance joint venture increased 68 per cent. HSBC‘s broad product expertise and global customer base complements GFBital‘s existing business platform. These synergies will provide competitive advantages for GFBital and a solid foundation for future growth."

Financial Notes:

GFBital recorded a net loss of MXP6,575 million for the year ended 31 December 2002. The loss principally reflected provisions as required by the CNBV (Comisión Nacional Bancaria) to reflect GFBital‘s share of loss-sharing in Fobaproa (Fondo Bancario de Protección al Ahorro) programmes, to bring commercial loan loss reserves in line with CNBV requirements and to revalue or write off assets to their recoverable value. An injection of US$800 million capital was made by HSBC to recapitalise the bank.

Prior to the HSBC acquisition, GFBital acquired all of the assets and liabilities of Banco del Atlantico effective 1 October 2002, consistent with agreements in place with the Mexican regulatory authorities. The composition of GFBital‘s balance sheet changed considerably as a result of this transaction. The most notable impact was the increase in loans to Fobaproa and IPAB (Instituto de Protección al Ahorro Bancario) to MXP57,595 million.

GFBital is one of the five major banking and financial services institutions in Mexico, with some 1,400 branches, 4,000 ATMs, and 17,500 employees. GFBital is well positioned to complement HSBC‘s Asian, European and North American operations.

GFBital is a directly held, majority-owned subsidiary of HSBC Holdings plc. Headquartered in London, with over 8,000 offices in 80 countries and territories and assets of US$746 billion at 30 June 2002, the HSBC Group is one of the world‘s leading banking and financial services organisations.

Consolidated balance sheet

	At	At	At
Figures in constant MXP millions	31Dec02	30Sept02 ^	31Dec01 ^
Assets
Funds available	32,673	85,743	52,735
Investments in securities	8,573	4,749	16,557
Receivable under Repo agreements	12	7	50

Loans to IPAB/Fobaproa	57,595	19,009	20,078
Other accruing loans	49,725	43,509	43,141
Non-performing loans	13,556	5,269	4,774
Total loan portfolio	120,876	67,787	67,993
Minus: Reserve for loan loss	(15,697)	(7,735)	(5,672)
Net loan portfolio	105,179	60,052	62,321

Foreclosed assets	700	707	733
Property, furniture and equipment	3,328	3,555	3,852
Permanent equity investments	1,086	819	744
Deferred taxes	4,063	3,875	2,576
Other assets	5,154	4,533	4,225
Total assets	160,768	164,040	143,793

Liabilities
Demand deposits	80,007	68,354	72,638
Time deposits	50,751	64,354	45,757
Total deposits	130,758	132,708	118,395
Loans from banks and other institutions	10,711	16,689	10,493
Payable under Repo agreements	64	268	136
Subordinated debentures	2,175	1,537	1,595
Other liabilities	7,226	4,386	4,271
Total liabilities	150,934	155,588	134,890
Capital
Paid-in capital	19,804	11,652	10,484
Earned capital	(10,010)	(3,271)	(1,677)
Minority interest	40	71	96
Total shareholders‘ equity	9,834	8,452	8,903
Total liabilities & capital	160,768	164,040	143,793

^Figures appear in constant pesos at 31 December 2002, which means prior period figures are adjusted to account for the inflationary impact in order to enhance comparability.

Consolidated income statement

	Quarter ended	Quarter ended	Quarter ended
Figures in constant MXP millions	31Dec02	30Sept02 ^	31Dec01 ^

Interest income	5,014	4,602	4,594
Interest expense	2,479	2,581	2,654
Monetary position (net interest income)	67	18	23
Net interest income	2,602	2,039	1,963
Provision for loan loss	4,782	611	637
Adjusted net interest income	(2,180)	1,428	1,326
Fees and Commissions	1,086	1,126	899
Trading income	234	206	328
Total net revenues	(860)	2,760	2,553
Operating expenses	4,715	2,409	2,418
Operating income	(5,575)	351	135
Other income (expenses)	(1,751)	(57)	96
Net income before taxes	(7,326)	294	231
Income tax and profit sharing	74	(17)	(115)
Deferred income tax	326	(174)	(60)
Net income before subsidiaries	(6,926)	103	56
Undistributed net income from subsidiaries	29	54	28
Net income from continuing operations	(6,897)	157	84
Extraordinary & non-recurrent	1	(34)	-
Minority interest	64	(1)	(1)
Net income (loss)	(6,832)	122	83

Breakdown of net income by subsidiary

	Quarter ended	Quarter ended		Quarter ended
Figures in constant MXP millions	31Dec02		30Sept02 ^	31Dec01 ^
Ownership %
Banco Internacional (Bank)	99.55	(6,840)	70	62
Seguros Bital (Insurance)	51.00	29	32	20
Fianzas México Bital (Bonding)	97.22	(10)	20	7
Casa de Bolsa Bital (Stock Broker)	99.99	(8)	-	(6)
Almacenadora Bital (Warehousing)	99.98	-	1	(1)
Operadora de Fondos (Inv. Fund Mngr)	99.90	-	-	-
GFBital (Holding Co.)	100.00	(3)	(1)	1
Total net income (loss)		(6,832)	122	83

^ Figures appear in constant pesos at 31 December 2002, which means prior period figures are adjusted to account for the inflationary impact in order to enhance comparability.

Consolidated income statement

	Year ended	Year ended
Figures in constant MXP millions	31Dec02	31Dec01 ^

Interest income	18,320	23,818
Interest expense	9,795	14,933
Monetary position (net interest income)	122	97
Net interest income	8,647	8,982
Provision for loan loss	6,256	3,391
Adjusted net interest income	2,391	5,591
Fees and Commissions	4,086	3,526
Trading income	839	1,747
Total net revenues	7,316	10,864
Operating expenses	12,087	9,733
Operating income	(4,771)	1,131
Other income (expenses)	(1,969)	(378)
Net income before taxes	(6,740)	753
Income tax and profit sharing	(22)	(218)
Deferred income tax	81	(140)
Net income before subsidiaries	(6,681)	395
Undistributed net income from subsidiaries	158	108
Net income from continuing operations	(6,523)	503
Extraordinary & non-recurrent	(114)	-
Minority interest	62	(7)
Net income (loss)	(6,575)	496

Breakdown of net income by subsidiary

		Year ended	Year ended
Figures in constant MXP millions	Ownership	31Dec02	31Dec01 ^
	%
Banco Internacional (Bank)	99.55	(6,639)	395
Seguros Bital (Insurance)	51.00	103	61
Fianzas México Bital (Bonding)	97.22	24	30
Casa de Bolsa Bital (Stock Broker)	99.99	(10)	2
Almacenadora Bital (Warehousing)	99.98	3	1
Operadora de Fondos (Inv. Fund Mngr.)	99.90	0	(0)
GFBital (Holding Co.)	100.00	(56)	7
Total net income (loss)		(6,575)	496

^ Figures appear in constant pesos at 31 December 2002, which means prior period figures are adjusted to account for the inflationary impact in order to enhance comparability.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                   By:

                                                                                                    Name: P A Stafford

                                                                                                    Title: Assistant Group Secretary

                                                                                                    Date: February 26, 2003